EXHIBIT 99.5

illumin Reports Third Quarter 2023 Financial Results

Total Revenue of $29.6 million Up 2.4% YoY
348% YoY Increase in illumin Self-Serve Revenue

(All monetary figures are expressed in thousands of Canadian dollars unless otherwise stated)

TORONTO, Nov. 09, 2023 (GLOBE NEWSWIRE) -- illumin Holdings Inc. (TSX: ILLM) (“illumin” or the “Company”), a journey advertising technology company that empowers marketers to make smarter decisions about communicating with online consumers, today announced its financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Highlights

  Third quarter 2023 revenue was $29.6 million up 2.4% year-over-year, reflecting growth in our self-serve business.
  illumin self-serve revenue was up 348% to $5.1 million, compared to $1.2 million in the year ago period and represented 17% of total revenue, up from 16% in Q2 2023. Self-serve growth was driven by an increase in new customers and platform utilization.
  The Company onboarded 33 net new self-serve clients during the quarter, reflecting sales initiatives targeting higher-spend clients and positioning the Company for continued illumin self-serve revenue growth in Q4 2023.
  Third quarter 2023 gross margin was 47%, compared to 51% for the same period in 2022, reflecting changes in both geographic mix and an increasing proportion of self-service revenue.
  Net revenue or gross profit (revenue less media costs) for the three months ended September 30, 2023 was $13.9 million, compared with $14.8 million in the same quarter in the prior year.
  Adjusted EBITDA was $0.2 million for the third quarter, compared to $1.6 million in the prior year period, primarily due to ongoing strategic investments in R&D, sales and marketing to support our growth as well as lower margin revenue outside of North America.
  Q3 2023 net income was $0.8 million, compared to net income of $3.2 million in Q3 2022, the decrease was primarily a result of lower Adjusted EBITDA and foreign exchange impact due to a weakened US dollar compared to the prior year period.
  At September 30, 2023, the Company had cash and cash equivalents of $60 million, compared to $86 million as of December 31, 2022. This decrease was attributable to positive cash flow from operations ($1.3 million), which was more than offset by a combination of share repurchases ($14.6 million), net loan repayments ($4.4 million), lease payments ($2.4 million), and strategic investments in our business ($5.5 million).
  At the conclusion of the previously announced substantial issuer bid (“SIB”) on August 31, 2023, the Company repurchased 4.6 million of its outstanding common shares at a purchase price of $2.65 per share for an aggregate purchase price of approximately $12.2 million.
  On September 11, we voluntarily delisted and ceased trading on the Nasdaq Capital Market. illumin’s shares continue to be listed on the Toronto Stock Exchange under the trading symbol “ILLM”.
  On October 26, the Company announced the planned transition of its Chief Executive Officer, Tal Hayek. Once a new CEO is appointed, Mr. Hayek will transition from his current CEO role to that of Non-Executive Vice Chairman on the Board of Directors of illumin.

Tal Hayek, Co-Founder and Chief Executive Officer of illumin, stated, “During the third quarter, we generated substantial year-over-year growth in illumin self-serve revenue. We also continued to enhance the illumin brand by establishing a fully integrated connection with Meta to provide new Facebook and Instagram capabilities, allowing end-to-end Social Advertising, and thereby providing marketers with additional connected journey advertising intelligence.”

Mr. Hayek added, “We are encouraged by the year-over-year growth generated by our illumin self-serve offering and together with very positive and ongoing customer feedback, we will look to refine our sales efforts and identify additional strategic opportunities within the marketplace for this offering. We have also bolstered our efforts aimed at signing long-term self-serve contracts, including guaranteed revenue minimums with terms greater than one year”.

“Finally, regarding my intention to transition my role as a co-founder of illumin - I’m extremely proud of what we have accomplished together with this incredibly talented team. We have brought a revolutionary illumin journey advertising platform to life. I am committed to working closely with the Board and my eventual successor for a smooth transition and to ensure we take the Company to the next level,” concluded Mr. Hayek.

Elliot Muchnik, illumin’s Chief Financial Officer, commented, “In addition to sales growth, we achieved positive Adjusted EBITDA in the quarter despite a challenging macroeconomic environment. Moreover, our planned normal course issuer bid (“NCIB”), following the completion of our SIB, shows our unwavering belief in illumin’s potential.

In addition, the Company generated positive cash from operations of $1.3 million for the nine months ended, an improvement of $2.5 million from the prior year. This further bolsters our exceptionally strong balance sheet and allows us to continue investing in illumin’s future and to build upon our market-leading status.”

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA for the periods ended:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022 (As restated)	2023	2022 (As restated)
Net income (loss) for the period	$762	$3,153	$(8,409)	$66
Adjustments:
Finance costs (income)	(612)	158	(1,594)	430
Foreign exchange loss (gain)	(1,666)	(5,836)	793	(7,228)
Depreciation and amortization	1,433	1,125	4,372	3,527
Income tax expense (benefit)	(1,413)	1,379	(1,177)	1,432
Share-based compensation	1,571	1,544	4,584	4,606
Severance expenses	119	116	367	398
Other expenses	-	-	-	79
Total adjustments	(568)	(1,514)	7,345	3,244
Adjusted EBITDA	$194	$1,639	$(1,064)	$3,310

Conference Call Details:

Date: Thursday, November 9, 2023
Time: 8:30AM Eastern Time

To register for the conference call webcast and presentation, please visit

https://illumin.com/investor-information/earnings-call/

Please connect 15 minutes prior to the conference call to ensure time for any software download that may be needed to hear the webcast.

A recording of the conference call webcast will be available after the call by visiting the Company’s website at https://illumin.com/investor-information/

Non-IFRS Measures

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS measures including “revenue less media costs”, “revenue less media costs margin”, “Adjusted EBITDA” and “Adjusted Net Income (Loss)” (as well as other measures discussed elsewhere in this press release).

The term “revenue less media costs margin” refers to the amount that “revenue less media costs” represents as a percentage of total revenue for a given period, while the term “revenue less media costs” refers to the net amount of revenue after deducting direct media costs. Revenue less media costs is used for internal management purposes as an indicator of the performance of the Company’s solution in balancing the goals of delivering excellent results to advertisers while meeting the Company’s margin objectives and, accordingly, the Company believes it is useful supplemental information.

“Adjusted EBITDA” refers to net income (loss) after adjusting for finance costs (income), impairment loss, fair value gain, income taxes, foreign exchange loss (gain), depreciation and amortization, share-based compensation, acquisition and related integration costs, severance expenses and adjustments to the carrying value of investment tax credits receivable. The Company believes that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities before taking into consideration how those activities are financed and taxed and prior to taking into consideration depreciation of property and equipment and certain other items listed above. It is a key measure used by the Company’s management and board of directors to understand and evaluate the Company’s operating performance, to prepare annual budgets and to help develop operating plans.

“Adjusted Net Income (Loss)” refers to net income (loss) after adjusting for non-cash items such as impairment loss, fair value gain, depreciation and amortization, share-based compensation, and foreign exchange loss (gain). The Company believes that Adjusted Net Income (Loss) is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities on a cash basis. It is another key measure used by the Company’s management and board of directors to understand and evaluate the Company’s operating performance, to prepare annual budgets and to help develop operating plans.

These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We believe that securities analysts, investors, and other interested parties frequently use non-IFRS measures in the evaluation of issuers, and that these non-IFRS measures are relevant to their analysis of the Company.

About illumin:

illumin is a journey advertising platform that enables marketers to reach consumers at every stage of their journey by leveraging advanced machine learning algorithms and real-time data analytics. The company’s mission is to illuminate the path for brands to connect with their customers through the power of data-driven advertising. Headquartered in Toronto, Canada, illumin serves clients across North America, Latin America, and Europe.

Disclaimer with regard to forward looking statements

Certain statements included herein constitute “forward-looking statements” within the meaning of applicable securities laws. These statements may relate to the Company’s future financial outlook, financial position, anticipated events, results, success of its work from home policies, the Company’s strategy with respect to the illumin platform. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the "Risk Factors" section of the Company's Annual Information Form dated March 9, 2023 for the fiscal year ended December 31, 2022 (the "AIF") and the Company’s Management Discussion and Analysis for the three and nine months ended September 30, 2023 dated November 9, 2023 (the “MD&A”). A copy of the AIF, MD&A and the Company's other publicly filed documents can be accessed under the Company's profile on the System for Electronic Data Analysis and Retrieval + ("SEDAR+") at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov. The Company cautions that the list of risk factors and uncertainties described in the AIF and the MD&A are not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties, and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information.

Except as required by law, illumin does not intend, and undertakes no obligation, to update any forward-looking statement to reflect, in particular, new information or future events.

For further information, please contact:

Steve Hosein Investor Relations Coordinator illumin Holdings Inc. 416-918-5647 investors@illumin.com	Babak Pedram Investor Relations – Canada Virtus Advisory Group Inc. 416-646-6779 bpedram@virtusadvisory.com	David Hanover Investor Relations – U.S. KCSA Strategic Communications 212-896-1220 dhanover@kcsa.com

Please note that the following financial information is an extract from the Company’s Condensed Interim Consolidated Financial Statements (unaudited) for the three and nine months ended September 30, 2023 and 2022 (the “Financial Statements”) provided for readers’ convenience and should be viewed in conjunction with the Notes to the Financial Statements, which are an integral part of the statements. The full Financial Statements and MD&A for the period may be found by accessing SEDAR+ and EDGAR.

illumin Holdings Inc.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited; Expressed in thousands of Canadian dollars)

	September 30, 2023	December 31, 2022
Assets

Current assets
Cash and cash equivalents	$59,823	$85,941
Accounts receivable	28,261	33,792
Income tax receivable	2,405	848
Prepaid expenses and other	5,947	3,153

	96,436	123,734
Non-current assets
Deferred tax asset	449	449
Other assets	275	248
Property and equipment	9,171	7,117
Intangible assets	8,186	5,229
Goodwill	4,870	4,870

	119,387	141,647

Liabilities

Current liabilities
Accounts payable and accrued liabilities	24,873	26,545
Income tax payable	215	43
Borrowings	344	4,032
Lease obligations	2,343	2,882

	27,775	33,502
Non-current liabilities
Borrowings	79	191
Deferred tax liability	1,035	1,060
Lease obligations	6,561	3,768

	35,450	38,521

Shareholders’ equity	83,937	103,126

	119,387	141,647

illumin Holdings Inc.
Condensed Interim Consolidated Statements of Comprehensive Loss
(Unaudited; Expressed in thousands of Canadian dollars)
For the three and nine months ended September 30, 2023 and 2022

	Three months ended		Nine months ended
	2023	2022 (As restated)	2023	2022 (As restated)
Revenue
Managed services	$17,268	$20,425	$54,344	$54,338
Self-service	12,360	8,523	34,969	26,691

	29,628	28,948	89,313	81,029

Media costs	15,739	14,103	47,066	39,601

Gross profit	13,889	14,845	42,247	41,428

Operating expenses
Sales and marketing	6,336	5,904	19,023	16,746
Technology	4,471	4,244	14,937	11,765
General and administrative	3,007	3,174	9,718	10,084
Share-based compensation	1,571	1,544	4,584	4,606
Depreciation and amortization	1,433	1,125	4,372	3,527

	16,818	15,991	52,634	46,728

Loss from operations	(2,929)	(1,146)	(10,387)	(5,300)

Finance costs (income)	(612)	158	(1,594)	430
Foreign exchange loss (gain)	(1,666)	(5,836)	793	(7,228)

	(2,278)	(5,678)	(801)	(6,798)

Net income (loss) before income taxes	(651)	4,532	(9,586)	1,498

Income tax expense (benefit)	(1,413)	1,379	(1,177)	1,432

Net income (loss) for the period	762	3,153	(8,409)	66

Basic and diluted net income (loss) per share	0.01	0.05	(0.15)	0.00

Other Comprehensive Income (Loss)
Items that may be subsequently reclassified to net income (loss):
Exchange gain (loss) on translating foreign ops	(681)	(224)	(734)	10

Comprehensive income (loss) for the period	81	2,929	(9,143)	76

illumin Holdings Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited; Expressed in thousands of Canadian dollars)
For the nine months ended September 30, 2023 and 2022

	2023	2022 (As restated)
Cash provided by (used in)

Operating activities
Net income (loss) for the period	$(8,409)	$66

Adjustments to reconcile net loss to net cash flows
Depreciation and amortization	4,372	3,527
Finance costs (income)	(1,594)	430
Share-based compensation	4,584	4,606
Foreign exchange loss (gain)	793	(7,228)
Income tax benefit	(1,177)	-
Change in non-cash operating working capital
Accounts receivable	4,564	2,637
Prepaid expenses and other	(2,086)	106
Other assets	(25)	(361)
Accounts payable and accrued liabilities	(1,813)	(4,296)
Income tax payable	-	(351)
Income taxes received	133	-
Interest received (paid), net	1,965	(328)

	1,307	(1,192)

Investing activities
Additions to property and equipment	(443)	(162)
Additions to intangible assets	(5,072)	(2,650)

	(5,515)	(2,812)

Financing activities
Repayment of term loans	(4,411)	(1,680)
Proceeds from international loans	638	1,136
Repayment of international loans	(647)	(1,407)
Repayment of leases	(2,411)	(1,535)
Repurchase of common shares for cancellation	(14,637)	(13,000)
Proceeds from the exercise of stock options	7	374

	(21,461)	(16,112)

Decrease in cash and cash equivalents	(25,669)	(20,116)

Impact of foreign exchange on cash and cash equivalents	(449)	6,141

Cash and cash equivalents – beginning of period	85,941	102,209

Cash and cash equivalents – end of period	59,823	88,234

Supplemental disclosure of non-cash transactions
Additions to property and equipment under leases	4,710	3,809